PERKINS OIL & GAS INC.
                            1445 Marpole Avenue #409
                              Vancouver, BC V6H 1S5
                             Telephone (604)733-5055
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                                                                   April 8, 2013

Mr. H. Roger Schwall, Assistant Director
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549

Re: Perkins Oil & Gas Inc.
    Registration Statement on Form S-1
    Filed January 30, 2013
    File No. 333-186286

Dear Mr. Schwall,

Thank you for your assistance in the review of our filing. In response to your comment letter dated February 26, 2013 we have the following reply.

General

     1. Because we have no proved reserves we do not believe we are required to provide the disclosure required by Subpart 1200 or Regulation S-K.

Business, page 3

     2. We have revised to disclose on page 3 the correct amount paid for his shares, which was $0.005.

Emerging Growth Company, page 5

     3. We have added disclosure regarding the exemptions available as a Smaller Reporting Company. Additionally, we do not have any written communications as defined in Rule 405 and we do not have any research reports published about us.

Risk Factors, page 6

Unless we replace our oil and natural gas reserves, page 11

     4.   We have stated that we have no proved reserves.

Plan of Distribution, page 17

     5. We have corrected the last paragraph to read 180 days instead of 90 days which was incorrect.

Requirements or conditions for retention of lease, page 20

     6. We respectfully disagree with your comment. Per Section 2 of the Lease Agreement filed as Exhibit 10.1 the terms of the lease are "2. Subject to the other provisions herein contained, this lease shall be for a period of two (2) years from this date (called "primary term") as (1) oil, gas, sulphur or other minerals is being produced from said land hereunder of from land pooled therewith; or (2) it is maintained in force in any other manner herein provided.

Location, Access, Climate, Local Resources & Infrastructure, page 20

     7. We will instruct our EDGAR service provider to file a pdf version of the Registration Statement so the maps will be visible.

Markets, page 23

     8. We have revised to clarify the involvement of our third party operator in the sale of the oil.

Plan of Operation, page 29

     9. We have disclosed that the current production program is basically continuing to pump oil from the well. We have also expanded the disclosure to say we will be primarily seeking other leases with existing production however we will not limit ourselves to only those wells if another oil or gas opportunity presents itself that Management believes would be in the best interests of the shareholders.

     10. The section has been revised to provide management's discussion and analysis of financial condition and results of operations through December 31, 2012.

     11. We have revised to disclose the working capital deficit at December 31, 2012.

Financial Statements

     12.  We have updated the financial statements through December 31, 2012.

     13. As we have updated the financials the auditor has provided us with a report for the period ended December 31, 2012.

We acknowledge and understand that the Company and management are responsible for the accuracy and adequacy of the disclosures made in our filings.

The Company further acknowledges:

     * should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     * the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     * the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,


/s/ J. Michael Page
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J. Michael Page
C.E.O & Director

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